UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)
                              ---------------------
                              Corning Incorporated
                       (Name of Subject Company (Issuer))
                             ----------------------
                              Corning Incorporated
                        (Name of Filing Person (Issuer))
                              ---------------------
             ZERO COUPON CONVERTIBLE DEBENTURES DUE NOVEMBER 8, 2015
                         (Title of Class of Securities)
                              ---------------------
                                   219350 AJ 4
                      (CUSIP Number of Class of Securities)
                              ---------------------
                                William D. Eggers
                            Senior Vice President and
                                 General Counsel
                              Corning Incorporated
                              One Riverfront Plaza
                             Corning, New York 14831
                                 (607) 974-9000
                             ----------------------
                            CALCULATION OF FILING FEE

Transaction Valuation*                          Amount of Filing Fee
-------------------------------------------------------------------------------
$625,415,000                                    $50,596

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, assuming that $800,000,000 aggregate principal amount at maturity of outstanding Zero Coupon Convertible Debentures Due November 8, 2015, are purchased at the maximum offer price of $750 per $1,000 principal amount at maturity and, an additional $34,000,000 aggregate principal amount at maturity of outstanding Zero Coupon Convertible Debentures Due November 8, 2015, are purchased at the final offer price of $747.50 per $1,000 principal amount at maturity . Corning has previously paid $48,540 and is paying an additional $2,056 concurrently with this filing in order to satisfy the Filing Fee requirement. The amount of the Filing Fee, calculated in accordance with the Securities and Exchange Act of 1934, as amended, and the Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 for each $1,000,000.

  X Check the box if any part of the fee is offset as provided by Rule 0-1 l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,540
Date Filed: May 7, 2003

Filing Party: Corning Incorporated SEC File No. 005-19283
Form or Registration No.: Schedule TO-I

 ___ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 ___ Check the appropriate boxes below to designate any transactions to which the statement relates:

 ___ Third-party tender offer subject to Rule 14d-l.

  X  Issuer tender offer subject to Rule 13e-4.

 ___ Going-private transaction subject to Rule 13e-3.

 ___ Amendment to Schedule l3D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ___

                    INTRODUCTORY STATEMENT TO AMENDMENT NO. 2

     This Amendment No. 2 to Tender Offer Statement on Schedule TO dated as of June 5, 2003, relates to an offer by Corning Incorporated ("Corning"), a New York corporation, to purchase for cash up to $834,000,000 aggregate principal amount at maturity of its Zero Coupon Convertible Debentures due November 8, 2015 (the "Notes") at a purchase price of not greater than $750 nor less than $725 per $1,000 principal amount at maturity of the Notes. This amount includes 2% of the outstanding principal amount at maturity of the Notes in addition to the principal amount at maturity originally sought in the offer. Reference to a
Note in the singular refers to a Note representing $1,000 principal amount at maturity.

     This Amendment No. 2 to Tender Offer Statement on Schedule TO is being filed by Corning and amends and supplements certain provisions of Corning's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on May 7, 2003, and amended on May 20, 2003 (as amended and supplemented, the "Schedule TO") and Corning's offer for the Notes set forth in the Offer to Purchase for Cash Up to $800,000,000 Aggregate Principal Amount at Maturity of its Outstanding Zero Coupon Convertible Debentures Due November 8, 2015 (CUSIP No. 219350 AJ 4) (as amended and supplemented, the "Offer to Purchase"), and the related Letter of Transmittal, as amended (as amended and supplemented, the "Letter of Transmittal") which, together with the Offer to Purchase, constitute the "Offer") and both of which are filed as Exhibits to the Schedule TO with the SEC. The Offer expired at 12:00 midnight, Eastern Time, on June 4, 2003. The Schedule TO, as amended and supplemented hereby, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

     Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

Item 1. Summary Term Sheet

     The Summary Term Sheet set forth in the Offer to Purchase is hereby amended to substitute as the offered amount to be purchased $834,000,000 aggregate principal amount at maturity for $800,000,000 in each place where it appears.

     Each other place in the Offer to Purchase or Letter of Transmittal or any other document which is an Exhibit to Corning's Schedule TO, as amended, is hereby amended to substitute as the amount offered to be purchased, $834,000,000 aggregate principal amount at maturity for $800,000,000.

Item 4. Terms of the Transaction

     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

     The Offer expired at 12:00 midnight, Eastern Time, on Wednesday, June 4, 2003. Approximately $848 million aggregate principal amount at maturity of the Notes were validly tendered and not withdrawn, at or below the purchase price in the Offer, including approximately $35 million aggregate principal amount at maturity tendered by notice of guaranteed delivery. Corning will accept for purchase up to $834 million aggregate principal amount at maturity of the validly tendered and not withdrawn Notes at a purchase price of $747.50 per $1,000 principal amount at maturity of Notes, subject to satisfactory delivery of Notes tendered by notice of guaranteed delivery. Because more of the Notes were validly tendered at or below the purchase price and not withdrawn, than are being accepted for payment, Notes validly tendered at or below the purchase price will be purchased on a pro rata basis. Corning expects that the proration factor will be approximately 98%. The proration factor and the principal amount at maturity of Notes to be purchased are preliminary and are subject to verification by the Depositary. The final proration factor and the actual principal amount at maturity of Notes to be purchased will be announced promptly following completion of the verification process. Corning expects to make payment to the Depositary for the Notes accepted for purchase, and return all other Notes tendered but not accepted, promptly after completion of such verification process. Corning expects final verification and payment for the Notes accepted for purchase to occur by June 12, 2003. On June 5, 2003 Corning issued a press release announcing the preliminary results of the Offer. A copy of this press release is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Item 12 is hereby amended and supplemented to add Exhibit (a)(5)(C) as follows:

(a)(l)(A) Offer to Purchase, dated May 7, 2003.*

(a)(l)(B) Revised form of Letter of Transmittal, including taxpayer I.D. guidelines.**

(a)(1)(C) Form of Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A) Summary Advertisement.*

(a)(5)(B) Press Release issued by Corning on May 6, 2003.*

(a)(5)(C) Press Release issued by Corning on June 5, 2003, regarding preliminary results of the tender offer.

(b)(1)    Not applicable

(d)       Not applicable. (g) Not applicable. (h) Not applicable.


* Previously filed with Corning's Schedule TO, filed with the Commission on May 7, 2003.
** Previously filed with Corning's Amendment No. 1 to Schedule TO, filed with the Commission on May 20, 2003.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        CORNING INCORPORATED

                                        By: /s/ Mark S. Rogus
                                        ---------------------------------------
                                        Name:  Mark S. Rogus
                                        Title:  Vice President and Treasurer


Dated: June 5, 2003


                                INDEX TO EXHIBITS

Exhibit No. Description

(a)(l)(A)   Offer to Purchase, dated May 7, 2003.*

(a)(l)(B) Revised form of Letter of Transmittal, including taxpayer I.D. guidelines.**

(a)(1)(C)   Form of Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)   Summary Advertisement.*

(a)(5)(B)   Press Release issued by Corning on May 6, 2003.*

(a)(5)(C) Press Release issued by Corning on June 5, 2003, regarding preliminary results of the tender offer.

(b)(1)      Not applicable

(d)         Not applicable.

(g)         Not applicable.

(h)         Not applicable.

* Previously filed with Corning's Schedule TO, filed with the Commission on May 7, 2003.
** Previously filed with Corning's Amendment No. 1 to Schedule TO, filed with the Commission on May 20, 2003.

Exhibit (a)(5)(C)


FOR RELEASE -- JUNE 5, 2003



Media Relations Contact:                    Investor Relations Contact:
Daniel F. Collins                           Kenneth C. Sofio
(607) 974-4197                              (607) 974-7705
collinsdf@corning.com                       sofiokc@corning.com


                          Corning Tender Oversubscribed

              Corning Announces Preliminary Results of Tender Offer


CORNING, N.Y.-- Corning Incorporated (NYSE:GLW) today announced the preliminary results of its modified Dutch auction tender offer for up to $800 million aggregate principal amount at maturity of its outstanding zero coupon convertible debentures. The offer expired at midnight, Eastern Time, on June 4, 2003.

Based on preliminary information, Corning will accept for purchase up to $834 million aggregate principal amount at maturity of debentures validly tendered and not withdrawn at a purchase price of $747.50 per $1,000 of principal amount at maturity, subject to satisfactory delivery of debentures tendered by notice of guaranteed delivery. The purchase price applies to all debentures accepted for payment pursuant to the offer. Based on preliminary information, approximately $848 million principal amount at maturity of debentures were validly tendered at or below the purchase price and not withdrawn, including approximately $35 million of debentures tendered by notice of guaranteed delivery.

Because more of the debentures were validly tendered at or below the purchase price and not withdrawn, than are being accepted for payment, Corning expects to apply a proration factor of approximately 98% to all debentures accepted for payment in the offer. The final proration factor is subject to verification by the depositary.

Payment for the debentures accepted for purchase is expected to occur by June 12, 2003, when we announce final results. Corning will use up to $623 million in cash to complete the tender. All debentures not accepted for payment will be promptly returned to holders.

                                     (more)

Corning Tender Oversubscribed
Page Two

James B. Flaws, vice chairman and chief financial officer, said, "We are delighted with the strong response to our tender offer. The debt reduction from this tender offer combined with our other actions has allowed Corning to reduce its debt by approximately $2 billion over the past 17 months. This reduction in leverage combined with our objective of returning Corning to profitability later this year, is all part of our plan to regain investment-grade ratings."

J.P. Morgan Securities Inc. and Banc of America Securities LLC acted as joint dealer managers for the tender offer. Georgeson Shareholder Communications Inc. served as information agent and Alpine Fiduciary Services, Inc. as depositary.

About  Corning   Incorporated
Established   in  1851,   Corning   Incorporated   (www.corning.com)   creates
leading-edge technologies that offer growth opportunities in markets that fuel the world's economy. Corning manufactures optical fiber, cable, hardware and equipment in its Telecommunications segment. Corning's Technologies segment manufactures high-performance display glass, and products for the environmental, life sciences, and semiconductor markets.

Forward-Looking and Cautionary Statements
This press release contains forward-looking statements that involve a variety of business risks and other uncertainties that could cause actual results to differ materially. These risks and uncertainties include the possibility of changes or fluctuations in global economic conditions; currency exchange rates; product demand and industry capacity; competitive products and pricing; availability and costs of critical components and materials; new product development and commercialization; order activity and demand from major customers; capital spending by larger customers in the telecommunications industry and other business segments; the mix of sales between premium and non-premium products; possible disruption in commercial activities due to terrorist activity and armed conflict; ability to obtain financing and capital on commercially reasonable terms; acquisition and divestiture activities; the level of excess or obsolete inventory; the ability to enforce patents; product and components performance issues; and litigation. These and other risk factors are identified in Corning's filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the day that they are made, and Corning undertakes no obligation to update them in light of new information or future events.

THIS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY OF CORNING'S ZERO COUPON CONVERTIBLE DEBENTURES.